Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

(UNAUDITED)

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Pre-tax income from operations before adjustments for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees	$84,100	$152,037	$152,297	$209,424	$247,036	$142,910	$110,053
Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	110,889	99,543	84,472	81,232	83,759	42,207	42,952
Capitalized interest	474	427	767	304	153	29	43
Rentals:
Buildings—33%(A)	36,380	38,644	39,033	39,070	40,973	20,349	20,230
Office and other equipment—33%(A)	9,580	9,309	12,038	15,010	14,577	7,698	7,105
Total fixed charges	$157,323	$147,922	$136,310	$135,616	$139,462	$70,283	$70,330
Pre-tax income from operations before adjustment for non-controlling interests in consolidated subsidiaries or earnings (loss) from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries less capitalized interest	$240,949	$299,532	$287,840	$344,736	$386,345	$213,164	$180,340
Ratio of earnings to fixed charges	1.53	2.02	2.11	2.54	2.77	3.03	2.56

(A)                              The Company uses 33% to estimate the interest on its rentals. This percentage is a reasonable approximation of the interest factor.